ambipar response Rafael Espirito Santo CEO 1. Pre and Post IPO Positioning 2. Business model 3. Track record and cases
4. Opportunity Investor day

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ambipar response Our mission is to ensure the continuity of your business, preserve your reputation, and protect the environment. Investor day
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www.ambipar.com EMERGENCY RESPONSE Crisis Management Emergency Response
A leader in crisis management and emergency response, Ambipar specializes in responding to environmental emergencies, serving all scenarios (road, rail, industrial, maritime, river, pipeline and forest) and manages emergencies globally in a simultaneous, scalable and standardized way.
• Hazmat (Emergency Response with Dangerous Goods); • Fire (Industrial and Forest Fire Fighting); • Oil Spill (Fighting Onshore and Offshore Oil Spills); • Medical (APHJ;
+10,000 Emergencies/year
+30,000 people trained/year
ambipar response Investor day www.ambipar.com

INDUSTRIAL SERVICES
Industrial Cleaning
Repair & Maintenance
Ambipar is specialized in working at height and confined space, with professionals certified by IRATA. In addition, the company operates in the manufacture and rental of equipment for the industry, as well as in the cleaning, repair and maintenance of tanks.
Industrial and Naval Technical Cleaning;
Repair and Painting of Naval and Industrial Tanks;
Industrial Mountaineering;
Manufacture of robots for industrial cleaning and firefighting;
Rental of EX equipment for work in confined spaces.
Onshore
Offshore
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MARITIME SERVICES
Port Support
Offshore
Ambipar offers emergency bases for oil spill response and operates ships for port support & offshore support for the oil and gas market.
Preventive Siege and Oil Spill Fighting;
Vessels for Environmental Monitoring, Research and Bathymetry;
Scouts for Seismic Ships;
Transportation of personnel and equipment.
+ 70
Vessels
Own Port Terminal (Navegantes, SC)
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ENVIRONMENTAL SERVICES
Environmental Consulting and Analysis
Remediation
Ambipar offers consulting services, environmental analysis, recovery and remediation of contaminated areas and has its own technology for manufacturing and operating its equipment.
Environmental Licensing.
Environmental Monitoring Programs;
Remediation of Contaminated Areas;
Rehabilitation of Fauna and Flora.
+3,500 Environmental Projects
+350 Ground Remediation Operations
+500 Licensed Projects
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POST IPO EVOLUTION
Gain of scale through platform and cross-sell effects
Pre-IPO
Post-IPO
Business Unit
Emergency Response
Emergency Response
Environmental Services
Industrial Services
Maritime Services
Countries
Bases
Services/year
Annual Revenue (R$M)
EBITDA (R$M)
EBITDA Margin
14 124 5,300 226 61 27% 26% 664 2,590 52,000 348 40
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THESIS SUMMARY
Gain of scale through platform and cross-sell effects
Proven business model
Growing demand driven by compliance with environmental regulations
Globally fragmented market
Well positioned to replicate model in North America
Track record of growth with profitability

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BUSINESS MODEL
vendas@ambipar.com

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BUSINESS MODEL
Winning Positioning
1. Key Supplier
Positioned where regulation and criticality make us mandatory
2. Complete portfolio with Platform Effect
We serve the client in all critical needs, sharing people and assets
Commercial and cost efficiency
3. Revenue Predictability
Geographic and business segment diversification
Uncorrelated with major events
Subscription contracts, recurring services
4. Standardized Operation
Provides ability to scale
Quality always for the customer
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1. Key Supplier
Different regulations that make the purchase of Response services mandatory and recurring
Global
UN Regulation
Orange Book: HAZMAT transport and storage
Purple Book: HAZMAT Classification

Country
Federal Legislation 6938/81
National Environmental Policy
Federal Legislation 9605/98
Environmental Crimes

City
Municipal Legislation SP 50446/2009
Emergency Action Plan

Each country regulates activities that are potentially harmful to the environment
Customers are co-responsible for damages caused and are subject to federal environmental crimes laws
All waste from emergencies handled by Ambipar Response must be disposed of properly, in accordance with waste policies

(1) Non-exhaustive list of regulations

Environmental protection regulation is complex and is not the core business of customers
Ambipar Response specializes in providing services that allow companies to comply with environmental standards
This generates recurring demand and revenue for Ambipar
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2. Complete portfolio with Platform Effect
SERVICE PLATFORM PRESENT THROUGHOUT THE ENTIRE LIFE CYCLE OF A ENTERPRISE
PLANNING
Environmental Services
Environmental DD
Environmental licensing
Environmental studies
Computational modeling
Emergency Response
Emergency plans
Industrial Services
Industrial Equipment Rental
Maritime Services
Survey, Bathymetry, Seismic, Sounding
IMPLEMENTATION and OPERATION
Monitoring environmental conditions
Monitoring and rescue of fauna and flora
Plant suppression and reforestation
Prevention, Preparation (simulations and training), Response to Chemical and Environmental Emergencies
Crisis Management, Resilience and Business Continuity
Industrial cleaning, maintenance and repair
Port emergency bases, offshore support, Port support, Survey, Bathymetry, Seismic, sounding
DISINVESTMENT
Soil remediation
Recovery of degraded areas
Decommissioning
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3. Revenue Predictability
PREDICTABLE REVENUE AND RESULT EFFICIENCY WHEN REACHING SCALE
Subscription model with high renewal rates +
Long-term contracts (dedicated bases, outsourcing, industrial environmental projects) +
Asset sharing +
High switching cost for the customer
=
Recurrence and (Re)Occurrence
+ 50 thousand services/year
Little dependence on specific events
Attractive margins
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4. Standardized Operation
6 SERVICE PILLARS CREATE COMPETITIVE ADVANTAGE OF SCALE
Geographic Capillarity – National Coverage
Asset Standardization
Specialized and Highly Trained Labor
Integrated Dispatch Command Center
Recognized Technical Expertise
Massive and Integrated Commercial Service
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TRACK RECORD AND CASES
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Gross revenues evolution
GROSS REVENUE R$ Million
260 409 921 1,813 2,782 2,892
- 69 297 790 1,329 1,327
97, 125, 137,180, 164, 171, 289, 215, 211, 597 188, 224, 1,048 1,327, 182, 216, 1,167
1Q24 LTM
2023 2022 2021 2020 2019
Total North America Europe LatAm (Ex Brazil) Brazil

Increased relevance of North America (% of gross revenue)
0% 10% 38% 53% 2019
17% 9% 31% 44% 2020
32% 18% 19% 31% 2021
44% 12% 12% 33% 2022
48% 7% 8% 37% 2023
46% 6% 7% 40% 1Q27 LTM
Brazil LatAm (Ex Brazil) Europe North America

EBITDA evolution and EBITDA margin

Adjusted EBITDA (R$Million) and EBITDA Margin (%)
27.0% 61 2019 28.9% 106 2020 28.2% 232 2021 26.6% 449 2022 25.6% 664 2023 26.2% 700 1Q24 LTM
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ROIC
61.3% 71.0% 55.4% 45.0% 29.3% 21.7% 15.4% 13.5% 2020 2021 2022 2023
Operational ROIC (ex intangible)ROIC (with intangible) ambipar response Investor day
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CASES
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Case O&G Offshore (Exploration and production-E&P)

Ambipar Response Service Units' performance in the chain

ENVIRONMENTAL	EMERGENCY	MARITIME	INDUSTRIAL
Environmental licensing	Command Center	Supply of offshore vessels	EX Equipment Rental
Environmental monitoring	Dedicated Emergency Bases	Monobuoy and ship-to-ship operations	Tank Cleaning
Oil and wastewater dispersion modeling	Trainings | Simulations	Port support operation supply base	Inspection
Oiled wildlife protection	Civil Firefighter and Equipment Outsourcing	Oil Spill Operations	Repair
Survey services	Medical Care and Rescue		Painting
Geoprocessing			

UPSTREAM MIDSTREAM DOWNSTREAM

*CROSS SELLING WITH ENVIRONMENT

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ambipar® DAY

Case O&G Offshore (Exploration and production-E&P)

Ambipar Response Service Units' performance in the chain

ENVIRONMENTAL	EMERGENCY	MARITIME	INDUSTRIAL
Environmental Due Diligence	Command Center	Emergency response base for oil spills in water resources	EX Equipment Rental
Environmental licensing	Dedicated Emergency Bases		Tank Cleaning
Environmental monitoring	Trainings | Simulations		Inspection
Survey services	Civil Firefighter and Equipment Outsourcing		Repare
Investigation/Remediation of contaminated areas	Medical Care and Rescue		Painting

UPSTREAM | MIDSTREAM | DOWNSTREAM

*CROSS SELLING WITH ENVIRONMENT

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ambipar® DAY

CASE OIL & GAS AMBIPAR PRESENCE IN ALL SEDIMENTARY BASINS
Operation across the entire oil supply chain
UPSTREAM MIDSTREAM DOWNSTREAM
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CASE PETROCHEMICAL INDUSTRY
Regions: Camaçari/BA, Alagoas/MA and São Paulo/SP - Brazil
ENVIRONMENTAL EMERGENCY MARITIME INDUSTRIAL Execution of Environmental Programs Preparation of Risk Analysis Studies Oiled Fauna Service Investigation and remediation of contaminated areas Command Center Dedicated Emergency Bases Trainings and Simulations Civil Firefighter and Equipment Outsourcing Medical Care and Rescue Port Emergency Base | Oil Spill EX Equipment Rental Cleaning Inspections Tank Repairs and Painting
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Case Ports and Terminals
São Francisco do Sul/SC, Itajaí/SC, Itapoá/SC, Navegantes/SC, Rio Grande do Sul/RS, Paranaguá/PR, Rio de Janeiro/RJ, Porto do Açu/RJ, Porto Sudeste/RJ, Niterói/RJ ,Vitoria/ES, Laguna/SC, Muriti/MA Santos/SP, Maceió/AL - Brazil
ENVIRONMENTAL EMERGENCY MARITIME INDUSTRIAL
Preparation of Studies, Risk Programs

Emergency Plans

Environmental Programs

Oiled Fauna

Environmental Monitoring Geosciences

Command Center

Oil Spill Trainings and Simulations

Civil Firefighter and Equipment Outsourcing

Medical Care and Rescue
Oil Spill Port Emergency Base

Port Logistics

Preventive Siege

Lashing

Port Support

Boats

Ambulance Vessel
EX Equipment Rental

Tank cleaning

Inspections

Repairs
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Opportunity
vendas@ambipar.com
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OPPORTUNITY SUMMARY
Grow share of wallet in Brazil
Develop the business platform globally
Replicate model in the USA
Conclude the integration and capture its efficiencies
Escalated Leadership team
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PLATFORM ASSEMBLY Little diversified and experiencing internationalization Brazil LATAM Europe North America % TOTAL REVENUE 48%
35% 9% 8% EMERGENCY INDUSTRIAL ENVIRONMENTAL MARITIME Original Operation Organic expansion BRAEMAR AIE = ambipar response
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BUILT PLATFORM

Brazil functioning and under construction abroad

        Brazil    LATAM    Europe    North America

% TOTAL     40%    7%    6%    45%
REVENUE

EMERGENCY

INDUSTRIAL

ENVIRONMENTAL

MARITIME

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NORTH AMERICA OPPORTUNITY

Replicate the Latin American model

Fragmented market:
> 1.000 players
3 biggest players have market share of <5%
Brokers (intermediaries)

Addressable market de USD25 bi¹

Opening of 11 new bases in 3 new states
Command Center
Training center
Back office integration (system/processes)
Corporate simplification
Mining - Canada

Source: 1 - Environmental Business Journal – Volume XXXII Number 11/12 Winter 2019.

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Organic growth of acquisitions

Companies with more than 2 years of acquisition

43.5    +55%    67.5

Pré M&A        1Q24 LTM

70.0    +64%    114.5

Pré M&A        1Q24 LTM

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INTEGRATION – OPERATIONAL STANDARDIZATION

Construction of pillars boosts business

Pillars        Brazil        LatAm        North America        Europe

Capillarity
Standardization Bases
Training
Integrated Command Center
Technical Reference
Commercial and Integrated
Service Offer
Back Office

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TEAM SCHEDULED
Independent corporate governance, in compliance with Sox
Formation of a global leadership team
Synergies with the corporate group / CSC

CEO
Rafael Santo

COO
João Araujo

CFO
Fabio Castro

People and Management
Simone Hirakuri

IT
Luiz Wolf

Europe President
Martin Lehane

Latam President
Pablo Pinochet

North America
Presidente
Pablo Pinochet

Brazil

Corporate
Commercial
Erik Cardassi

Emergency Response

Road
Dennys Spencer

Rail
Joanir MIranda

Air
Fernando Telles

Medical
Guilherme Costa

Industrial Services

Industrial Head
Rogerio Calderaro

Environmental
Services

Environmental
Head
Gelcilio Barros

Maritime Services

Maritime Head
Fabio Cabral

ambipar response Investor day
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THESIS SUMMARY
Proven business model
Growing demand driven by compliance with environmental regulations
Globally fragmented market
Well positioned to replicate model in North America
Track record of growth with profitability

ambipar response Investor day
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Deepwater Horizon – Gulf of Mexico
(2010)
Biggest oil spill in history Ambipar acted

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Industrial Fire Santos/SP
(2015)
World’s Second largest in petrochemical terminals Ambipar acted

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Chile, PITRUFQUÉN (2016)
Bridge collapse Ambipar acted

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Hurricanes Irma and Maria (2017)
Ambipar acted

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Mining pipeline leak – Santo Antônio do
Grama - MG (2018)
Ambipar Acted

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Brumadinho – MG (2019)
Ore tailings dam collapse
One of the biggest environmental disasters in Brazilian history
Ambipar Acted

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COVID Decontamination (2019 - 22)
Ambipar Acted

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Suez Canal Closure – Egypt
(2021)
Ambipar Acted

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Gibraltar (2022-23)
Ambipar Acted

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Oil Spill - Peru (2022)
Biggest oil spill in Latin America
Ambipar Acted

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Baltimore bridge colapse (2024)
Ambipar Acted

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Floods in Rio Grande do Sul (2024)
Ambipar Acted